

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 22, 2008

Mr. Anthony L. Genito
Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328

>   **Re: Spectrum Brands, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **Filed December 14, 2007**
>   **Form 10-Q for the Quarter Ended December 30, 2007**
>   **Form 8-K Dated February 7, 2008**
>   **File No. 001-13615**

Dear Ms. Genito:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

-Introduction, page 31

1.   We note the disclosure on pages 32, 57 and 58 and elsewhere that the fair value of your Home and Garden Business, the impairment of your goodwill and indefinite-lived intangible assets, the discount rate for your pension liability, and the expected return of your pension plan assets were valued by independent third party valuation specialists. While in future filings management may elect to take full responsibility for the valuations, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

-Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006, page 36

-Income Taxes, page 42

2.   We note that you significantly increased your valuation allowance for your deferred tax assets during fiscal 2007. We note similar disclosures on page 50. With a view towards disclosure, please tell us the facts and circumstances that led you to increase your valuation allowance.

Consolidated Financial Statements, page 120

Consolidated Statements of Cash Flows, page 126

3.   You present cash flows under the indirect method and begin your reconciliation with (loss) income from continuing operations. We note a similar presentation within your December 30, 2007 Form 10-Q. Please revise future filings to be consistent with paragraph 28 of SFAS 95 which states that companies should adjust, and therefore begin with "net income" in presenting operating cash flows under the indirect method.

Note 2. Significant Accounting Policies and Practices, page 128

-(b) Revenue Recognition, page 128

4.   We note here and within your critical accounting policies in MD&A that you enter into promotional arrangements that target the ultimate customer and that you record the costs

associated with these arrangements as a reduction of net sales or an increase of cost of goods sold based upon the type of promotional program. We further note that you use various measures, including past experience, to determine the amounts to be recorded for the estimate of earned, but unpaid, promotional costs. Please tell us and revise future filings to explain the nature of the significant promotional programs that you offer to your ultimate customer and how you determine if the costs associated with these arrangements should be recorded as a reduction of net sales or an increase of cost of goods sold. Within your discussion, please explain the "various measures" that you use to estimate the costs associated with these arrangements.

-(i) Intangibles Assets, page 130

5.   We note here and throughout the filing that you disclose that you recorded impairment charges for goodwill and trade name intangibles in connection with your annual testing for impairment in fiscal 2006 and 2007. We further note that you recorded impairment charges within discontinued operations related to your Home and Garden Business segment that principally consisted of goodwill and intangible assets. Please revise your future filings to include all the disclosures required by paragraphs 46 and 47 of SFAS 142 related to these impairment charges. For instance, please revise future filings to explain the facts and circumstances leading to these significant impairments during each reporting period presented.

Note 5. Assets Held for Sale, page 144

6.   We note your disclosures here and on page 155 that you approved and initiated a plan to sell the assets related to your Home and Garden Business segment during the first quarter of fiscal 2007 and that you classified these assets as held for sale and reflected the associated operations as discontinued operations for each reporting period presented. Please tell us how you considered the requirements in paragraphs 30 of SFAS 144 in determining that the disposal group qualified as an asset held for sale.

7.   Please tell us and in future filings disclose the facts and circumstances that led to the expected disposal of the Home and Garden business and the expected manner and timing of the disposal of this business as required by paragraph 47(a) of SFAS 144.

8.   Further to the above, we note from your disclosures within your December 30, 2007 Form 10-Q that you have not yet sold your Home and Garden Business segment. Please tell us how you considered the guidance in paragraphs 30(d) and 31 of SFAS 144 since it has been more than one year since you classified these assets as held sale.

9.   We note your disclosures on pages 2, 14 and 31 that you announced plans to pursue the potential sale of another strategic asset during the fourth quarter of fiscal 2007 and that you subsequently determined after year-end to postpone this sale. Please tell us the facts

and circumstances which resulted in you classifying this strategic asset as held for use as compared to held for sale.

10.   Further to the above, please explain to us how you considered paragraphs 8(f) and 38 of SFAS 144 related to the postponement of the sale of your strategic asset at September 30, 2007.

Note 7. Debt, page 147

11.   We note on pages 149-150 that you issued Variable Rate Toggle Senior Subordinated Notes due 2013 and that these notes contain certain provisions that require the company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change control. We note from page 18 of your December 31, 2007 Form 10-Q that all of your senior subordinated notes contain this provision. Please tell us how you evaluated the redemption feature contained within the notes under SFAS 133 and EITF 00-19.

Note 11. Discontinued Operations, 155

12.   We note that you allocated interest expense to your Home and Garden Business income (loss) from discontinued operations before income taxes for each reporting period presented and that you based this allocation for interest expense upon the company's debt that would be reduced as a result of your sale of this segment for each reporting period presented. Please tell us how you considered the guidance in EITF 87-24 to allocate interest expense to your (loss) income from discontinued operations before income taxes for this segment. Within your discussion, please discuss your method of allocation in more detail and the amount allocated to and included in discontinued operations for each reporting period presented.

13.   Further to the above, we note from page 161 that you included certain of your expenses from your global operation groups and certain general and administrative expenses, which were previously reflected in corporate expenses, within your operating segments for each reporting period presented. Please tell us if you allocated any of the aforementioned expenses that were previously disclosed as corporate overhead expenses within your segment disclosures to your Home and Garden Business income (loss) from discontinued operations before income taxes. If you have allocated these aforementioned expenses to income (loss) from discontinued operations before income taxes related to the Home and Garden Business Segment, please provide us with your consideration of EITF 87-24 as it relates to general corporate overhead expenses.

Note 13. Segments, page 161

14.   Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Note 16. Restructuring and Related Charges, page 166

15.   We note your disclosures here and on page 41 related to your restructuring activities.
        Please address the following comments:

        • Please revise future filings to include a more detailed description of each of your exit
          or disposal activities, including the facts and circumstances leading to the expected
          activities and the expected completion date, consistent with paragraph 20(a) of SFAS
          146.
        • Please tell us how you considered footnote 1 of SFAS 146.
        • Please revise future filings to provide the disclosures required by paragraph 20(b) and
          (d) of SFAS 146 and SAB Topic SAB Topic 5.P.4 for each restructuring activity for
          all reporting periods presented until the activities are completed. For instance, we
          note that you aggregate the Latin America Initiative and Global Realignment
          Initiative liabilities and provide summary disclosures for this liability balance rather
          than providing the disclosures required by paragraph 20(b)(2) for your beginning and
          ending restructuring liability balances for each activity.
        • Please revise your MD&A in future filings to include all of the disclosures required
          by SAB Topic 5.P.4.

Exhibits 31.1 and Exhibits 31.2

16.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in
        the exact form prescribed by Item 601(b)(31) of Regulation S-K. We note similar
        modifications within your December 30, 2007 Form 10-Q. Specifically, we note that you
        include the title of the certifying official in the introduction of your certification. Please
        revise the certifications in future filings to conform to the exact wording required by Item
        601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended December 30, 2007

Note 14. Condensed Consolidating Financial Statements, page 28

17.   We note that you present condensed consolidating financial statements pursuant to Rule
        3-10(f) of Regulation S-X. Please revise future filings to include the comparative
        condensed consolidating financial statements for the preceding year. Refer to the
        guidance in Rule 3-10(f)(4) of Regulation S-X.

Form 8-K Dated February 7, 2008

18.   We note that you discuss adjusted EBITDA from continuing operations, gross margin
        excluding restructuring and related charges, and operating expenses excluding
        restructuring and related charges. In future filings please label these items as non-GAAP

measures and provide all of the disclosures required by Regulation G and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please note that under Instruction 2 of Item 2.02 of Form 8-K, the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to disclosures under Item 2.02.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Kate Tillan
Assistant Chief Accountant